JOINDER SIGNATURE PAGE

TO INVESTMENT DOCUMENTS OF I-PASS PATIENT SAFETY INSTITUTE, INC.

TERM SHEET/SUMMARY OF THE OFFERING

FORM C DISCLOSURE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

2017 SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

STATEMENT OF RISK FACTORS

THIS JOINDER Agreement (the "Joinder Agreement") is made by and between I-Pass Patient Safety Institute, Inc., a Delaware Corporation (the "Company"), and the Investor named on the signature page below (the "Investor"), referred to individually as "Party" or collectively as "Parties".

WHEREAS, on the date hereof, Investor has received the I-Pass Patient Safety Institute, Inc. Investor documents listed above (i.e., Term Sheet/Summary of the Offering, Second Amended and Restated Certificate of Incorporation, 2017 Series Seed Preferred Stock Purchase Agreement, Second Amended and Restated Stockholders Agreement, and Statement Of Risk Factors), which are incorporated herein by reference, and to which the Investor agrees to be bound thereby.

NOW, THEREFORE, in consideration of the mutual covenants contained within the documents listed above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Joinder Agreement hereby agree as follows:

TERM SHEET / SUMMARY OF THE OFFERING and FORM C DISCLOSURE

The undersigned Investor acknowledges receipt of and has read and understood the Term Sheet / Summary of the Offering and Form C Disclosure.

The undersigned Investor hereby expresses a NON-BINDING interest for an investment in the amounts stated in the following Signature Page.

2017 SERIES SEED STOCK PURCHASE AGREEMENT and SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.

The undersigned Investor acknowledges receipt and has read and understood the 2017 Series Seed Preferred Stock Purchase Agreement. The undersigned Investor hereby subscribes for shares of Series A Seed Preferred Stock or Series B Seed Preferred Stock on the terms and

conditions specified in the 2017 Series Seed Preferred Stock Purchase Agreement. The rights and powers of which are designated solely pursuant to the Second Amended and Restated Certificate of Incorporation as filed with the Secretary of the State of Delaware on June 6, 2017 which document the undersigned Investor has received, read and understood.

If the Investor invests less than $10,000, the Investor will receive shares of Series B Seed Preferred Stock. If the Investor invests $10,000 or more, the Investor will receive shares of Series A Seed Preferred Stock.

SECOND AMENDED AND RESTATED STOCKHOLDER'S AGREEMENT

The undersigned Investor acknowledges receipt and has read, understood and agrees to be bound as a Stockholder (as defined therein) by the Second Amended and Restated Stockholders Agreement dated June 6, 2017 and is executing this Joinder Signature Page as an accession or other joinder agreement pursuant to Section 4.3 of said Second Amended and Restated Stockholders Agreement.

I-PASS PATIENT SAFETY INSTITUTE, INC. STATEMENT OF RISK FACTORS

The undersigned Investor acknowledges receipt of the Statement of Risk Factors related to an investment in the Stock of the Company. The risks described therein are hereby acknowledged and understood:

The parties hereto have executed this Joinder Agreement as of the date(s) set forth on the Signature Page hereof.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

I-PASS Patient Safety Institute, Inc.

Founder Signature

Name: Scott Pitt

Title: Chief Financial Officer

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited